UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:   1-13200

(Check One):  [ ] Form 10-K      [X] Form 20-F     [ ] Form 11-K    [ ] Form 10-Q    [ ] Form N-SAR

 For Period Ended:    December 31, 2004

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I
REGISTRANT INFORMATION

Grupo Elektra, S.A. de C.V.

Full name of registrant

Former name if applicable

Av. Insurgentes Sur 3579
Col. Tlalpan La Joya

Address of principal executive office (Street and Number)

14000 Mexico, D.F.

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report on Form 20-F will be filed on or before the 15th calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 20-F could not be filed within the prescribed time period.

                On October 20, 2004 we replaced our independent auditors (PricewaterhouseCoopers) with
                Castillo Miranda y Compañía, S.C.  As a result, the independent accountant's report as of and for the year ended December 31, 2004 to be included in our annual report will be issued by
                Castillo Miranda.  Castillo Miranda is in the process of performing the procedures necessary to permit it to issue such report.

 PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rafael Martinez de Ita (Name)	(52-55) (Area Code)	1720-7801 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[x] Yes    [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[] Yes    [x] No

Grupo Elektra, S.A. de C.V.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2005	By: /S/ RAFAEL MARTINEZ DE ITA
Name: Rafael Martinez de Ita
Title: General Counsel and Secretary of the Board of Grupo Elektra (not a member of the Board).

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).